Exhibit 2.2
AMENDMENT TO THE
SECOND AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER
     This Amendment (this “Amendment”) to the Second Amended and Restated Agreement and Plan of Merger dated to be effective as of August 14, 2006 (the “Agreement”), is made and entered into as of the 15th day of December, 2006, by and among Park National Corporation, an Ohio corporation; The Park National Bank, a national banking association; and Anderson Bank Company, an Ohio state-chartered commercial bank.
     WHEREAS, pursuant to Section 9.09 of the Agreement, the Agreement may be amended in writing among the parties thereto;
     NOW, THEREFORE, in consideration of the foregoing and for other consideration the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows, intending to be legally bound hereby:
     1. Amendment to Section 2.04(c). The parties hereby amend the Agreement by deleting the second sentence of Section 2.04(c) of the Agreement in its entirety and by substituting therefor the following:
“Upon surrender of an Old Certificate for cancellation to the Exchange Agent, the Exchange Agent shall mail within five (5) business days of the later of (A) the expiration of the period during which holders of Anderson Shares may seek relief as dissenting shareholders as provided in Section 2.06, and (B) such surrender of the Old Certificate in exchange therefor (X) a New Certificate representing that number of whole Park Shares that such holder has the right to receive pursuant to the provisions of this Article Two, and/or (Y) a check in an amount equal to the sum of the cash to be paid to such holder as part of the Merger Consideration, the cash to be paid in lieu of any fractional Park Shares to which such holder is entitled pursuant to Section 2.03 and/or the cash to be paid in respect of any dividends or distributions to which such holder may be entitled pursuant to Section 2.04(e), after giving effect to any required tax withholdings, and the Old Certificate so surrendered shall forthwith be canceled.”
     2. Capitalized Terms. All capitalized terms used and not defined in this Amendment shall have the meanings ascribed to such terms in the Agreement.
     3. No Other Amendment. Except as explicitly set forth in this Amendment, the terms and provisions of the Agreement shall remain in full force and effect in accordance with the terms thereof.
     4. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Ohio.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized representatives as of the day and year first written above.

ATTEST:	PARK NATIONAL CORPORATION

/s/ David L. Trautman	By:	/s/ C. Daniel DeLawder

David L. Trautman,	Printed Name: C. Daniel DeLawder
President and Secretary	Title: Chairman of the Board and Chief Executive Officer

ATTEST:	THE PARK NATIONAL BANK

/s/ Brenda L. Kutan	By:	/s/ C. Daniel DeLawder

Brenda L. Kutan,	Printed Name: C. Daniel DeLawder
Secretary	Title: Chairman of the Board and Chief Executive Officer

ATTEST:	ANDERSON BANK COMPANY

/s/ Thomas P. Finn	By:	/s/ James R. Gudmens

Thomas P. Finn,	Printed Name: James R. Gudmens
Corporate Secretary	Title: President and Chief Executive Officer

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